240.13d-102 Schedule 13G Information to be included in statements filed pursuant to 240.13d-1(b),(c),and(d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
SCHULTZE SPECIAL PURPOSE ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
80821R108
(CUSIP Number)
DECEMBER 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 80821R108
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only
(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
(6) Shared voting power
1,090,193
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person
1,090,193
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)
6.70%
(12) Type of reporting person (see instructions)
IA
Page _ of _ Pages
Instructions for Cover Page:
(1) Names of Reporting Persons Furnish the full legal name of each person for whom the report is filed i.e each person required to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person.
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise,
furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned By Each
Reporting Person, etc.Rows (5) through (9) inclusive, and
(11) are to be completed in accordance with the provisions
of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially
owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17
CFR 240.13d-4] under the Securities Exchange Act of 1934.
(12) Type of Reporting Person Please classify each
reporting person according to the following breakdown
(see Item 3 of Schedule 13G) and place the appropriate
Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of
the cover page as are needed, one reporting person
per page.
Filing persons may, in order to avoid unnecessary
duplication, answer items on the schedules (Schedule
13D, 13G or TO) by appropriate cross references to an
item or items on the cover page(s). This approach may
only be used where the cover page item or items provide
all the disclosure required by the schedule item.
Moreover, such a use of a cover page item will result
in the item becoming a part of the schedule and accordingly
being considered as filed for purposes of section 18
of the Securities Exchange Act or otherwise subject to
the liabilities of that section of the Act.
Reporting persons may comply with their cover page
filing requirements by filing either completed
copies of the blank forms available from the Commission,
printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to
the forms prescribed in the Commission's regulations
and meet existing Securities Exchange Act rules as
to such matters as clarity and size (Securities
Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the Securities
Exchange Act of 1934 and the rules and regulations
thereunder, the Commission is authorized to solicit
the information required to be supplied by this schedule
by certain security holders of certain issuers.
Disclosure of the information specified in this schedule
is mandatory. The information will be used for the
primary purpose of determining and disclosing the
holdings of certain beneficial owners of certain
equity securities. This statement will be made a
matter of public record. Therefore, any information
given will be available for inspection by any
member of the public.
Because of the public nature of the information,
the Commission can use it for a variety of
purposes, including referral to other governmental
authorities or securities self regulatory organizations
for investigatory purposes or in connection with
litigation involving the Federal securities laws
or other civil, criminal or regulatory statutes or
provisions.
Failure to disclose the information requested by
this schedule may result in civil or criminal action
against the persons involved for violation of the
Federal securities laws and rules promulgated thereunder. Instructions. A. Statements filed pursuant to Rule
13d-1(b) containing the information required by this
schedule shall be filed not later than February 14
following the calendar year covered by the statement
or within the time specified in Rules 13d-1(b)(2)
and 13d-2(c). Statements filed pursuant to Rule 13d-1(d)
shall be filed within the time specified in Rules
13d-1(c), 13d-2(b) and 13d-2(d). Statements filed
pursuant to Rule 13d-1(c) shall be filed not later
than February 14 following the calendar year covered
by the statement pursuant to Rules 13d-1(d) and 13d-2(b). B.Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as that covered by a
statement on this schedule may be incorporated by
reference in response to any of the items of this
schedule. If such information is incorporated by
reference in this schedule, copies of the relevant
pages of such form shall be filed as an exhibit
to this schedule.
C.The item numbers and captions of the items
shall be included but the text of the items is
to be omitted. The answers to the items shall
be so prepared as to indicate clearly the
coverage of the items without referring to the
text of the items. Answer every item. If an item
is inapplicable or the answer is in the negative,
so state.
Item 1(a) Name of issuer:___
OMNI PARTNERS LLP
Item 1(b) Address of issuer's principal executive
offices:____
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or,
if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
Item 3. If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether
the person filing is a:
(a) [] Broker or dealer registered under section 15
of the Act (15 U.S.C. 78o);
(b) [] Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
(c) [] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);
(d) [X] Investment company registered under section
8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [] An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
(f) [] An employee benefit plan or endowment fund
in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [] A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);
(h) [] A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [] A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [] A non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J);
(k) [] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _____1,090,193.
(b) Percent of class: _____6.70%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____
1,090,193.
(iii) Sole power to dispose or to direct the disposition
of _____.
(iv) Shared power to dispose or to direct the disposition
of _____.
Instruction. For computations regarding securities which
represent a right to acquire an underlying security see
240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class. If
this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than 5 percent of the
class of securities, check the following [].
Instruction. Dissolution of a group requires a response
to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
Another Person. If any other person is known to have
the right to receive or the power to direct the receipt
of dividends from, or the proceeds from the sale of,
such securities, a statement to that effect should be
included in response to this item and, if such interest
relates to more than 5 percent of the class, such person
should be identified. A listing of the shareholders of an
investment company registered under the Investment Company
Act of 1940 or the beneficiaries of employee benefit plan,
pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or
control person has filed this schedule pursuant to Rule
13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members
of the Group
Not applicable
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual
capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included if the
statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired
and are held in the ordinary course of business and were
not acquired and are not held for the purpose of or with
the effect of changing or influencing the control of the
issuer of the securities and were not acquired and are
not held in connection with or as a participant in any
transaction having that purpose or effect, other than
activities solely in connection with a nomination under
240.14a-11.
(b) The following certification shall be included if
the statement is filed pursuant to 240.13d-1(b)(1)(ii)(J),
or if the statement is filed pursuant to 240.13d-1(b)(1)(ii)(K)
 and a member of the group is a non-U.S. institution eligible to file pursuant to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that, to the best of my
knowledge and belief, the foreign regulatory scheme applicable to
 [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also
undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.
(c) The following certification shall be included if the
statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were
 not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in
connection with or as a participant in any transaction having that purpose or effect, other than activities solely in
connection with a nomination under 240.14a-11.
Signature. After reasonable inquiry and to the best
of my knowledge and belief, I certify that the
information set forth in this statement is true,
complete and correct.
Dated:__ FEBRUARY 11, 2020
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a
 signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.